SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    *          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    *

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 20, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 20, 2004, the Company reported that Cresud S.A.C.I.F. y A., it principal shareholder, has exercised it conversion right of 5,000,000 convertible notes in ordinary shares with an interest rate of 8% annually with maturity in 2007. Cresud communicated that “it has finalized the conversion proceeding of 5.0 million convertible notes (of face value VS$1.00 each) of IRSA for 9,174,311 ordinary shares, increasing it participation from 22.4% to 25.3%. The company (Cresud) has decided to convert this amount as part of a long term strategy, in order to revert the reduction of participation produced by the conversions and exercises of options occurred during last year”. Hence, the financial indebtedness of the Company shall be reduced in US$ 5,000,000 and an increase of 9,174,311 ordinary shares face value pesos 1 (V$N 1) each was made. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of 1.83486 shares, face value pesos 1 per Convertible Note of face value US$ 1. As a result of that conversion the amount of shares of the Company goes from 238,527,766 to 247,702,077. On the other hand, the amount of registered Convertible Notes is US$ 87,357,920.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 21 , 2004